November 15, 2017

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.,
Mail Stop 3030
Washington, D.C. 20549

Attention:     Caleb French

Re:    Maxwell Technologies, Inc.
Registration Statement on Form S-3
File No. 333-221478

Acceleration Request
Requested Date:    Thursday, November 16, 2017
Requested Time:    4:00 P.M. Eastern Standard Time
Ladies and Gentlemen:
Pursuant to Rule 461 of the Securities Act of 1933, as amended, Maxwell Technologies, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effectiveness of the above-referenced Registration Statement to 4:00 p.m., Eastern Standard Time, on Thursday, November 16, 2017, or as soon thereafter as practicable.
The Company acknowledges that:

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should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, such declaration does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Larry Nishnick of DLA Piper LLP (US) with any questions or comments at (858) 677-1414. Thank you for your assistance with this filing. Thank you for your assistance with the filing.

Very truly yours,

/s/ Franz Fink

Franz J. Fink
President and Chief Executive Officer